Maybank

05013549

Our file ref. : GSS/M201

Date : December 23, 2005
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	December 22, 2005	Change of Company Secretary – Resignation
2.	December 22, 2005	Change of Company Secretary – Appointment

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN BIN MOHD GHAZALI
Company Secretary

PROCESSED
DEC 3 0 2005
THOMSON
FINANCIAL

RECEIVED
2005 DEC 28 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enc.

MN\RE\shida mbbboard\adr.ms

dlw 12/30

 ADR

Change Of Company Secretary
Reference No **MB-051221-59457**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**22/12/2005**

Date of change	:	**22/12/2005**
Type of change	:	**Resignation**
Designation	:	**Secretary**
License no.	:	**LS007889**
Name	:	**Mahiram Husin**
Working experience and occupation during past 5 years	:	**Company Secretary of Maybank** **Company Secretary/Head of Legal Department of Malaysian Industrial Development Finance Berhad**
Remarks	:	**Resignation pending optional retirement on 1.2.2006**

© 2005, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Change Of Company Secretary
Reference No **MB-051221-59628**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**22/12/2005**

Date of change	:	**23/12/2005**
Type of change	:	**Appointment**
Designation	:	**Secretary**
License no.	:	**LS0008977**
Name	:	**Mohd Nazlan bin Mohd Ghazali**
Working experience and occupation during past 5 years	:	**Mohd Nazlan bin Mohd Ghazali was previously practising at Zaid Ibrahim & Co. for 5 years as a Partner and was heading the Firm's Equity Capital Markets Department. Prior to that, he was with the Securities Commission for about 7 years and had worked in various departments and his last position was the General Manager of the Enforcement Division.**
Remarks	:	

© 2005, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.